[redacted]

15025088

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH. D.C.
194

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response....12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deutsche Bank Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tiberio Massaro 212-250-0653
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/23

AB 3/23

OATH OR AFFIRMATION

We the undersigned officers and directors of Deutsche Bank Securities Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2014 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivables from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2014 and supplementary schedules will promptly be made available to those Deutsche Bank Securities, Inc. members and allied members whose signatures do not appear below.

Richard Herman
Chief Executive Officer

Tiberio Massaro
Chief Financial Officer

Anthony Stucchio
Chief Operations Officer

Marie S O'Connor
Notary Public

Subscribed and sworn to before me
this 26th day of February 2015

MARIE S. O'CONNOR
Notary Public, State of New York
No. 01-OC4864200
Qualified in New York County
Commission Expires January 16, 2015 9

DEUTSCHE BANK SECURITIES INC.
(An Indirect Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Deutsche Bank Securities Inc.:

We have audited the accompanying consolidated statement of financial condition of Deutsche Bank Securities Inc. and subsidiaries (the Company), an indirect wholly owned subsidiary of Deutsche Bank AG, as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Deutsche Bank Securities Inc. and subsidiaries as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2015

DEUTSCHE BANK SECURITIES INC.
(An Indirect Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2014

(In millions, except share data)

Assets		
Cash and cash equivalents (includes cash equivalents at fair value of $58)	$	816
Cash and securities segregated for benefit of customers (includes securities at fair value of $7,338)		7,931
Collateralized agreements and financings:		
Securities purchased under agreements to resell (includes $19,042 at fair value)		39,649
Securities borrowed (includes $24,353 at fair value)		51,730
		91,379
Financial instruments owned, at fair value (includes securities pledged as collateral of $34,409)		43,721
Receivables:		
Customers		1,558
Noncustomers		18,674
Brokers, dealers, and clearing organizations		4,730
		24,962
Property, plant, and equipment (net of accumulated depreciation of $556)		562
Other assets (includes $2,625 of securities received as collateral at fair value)		4,267
Total assets	$	173,638
Liabilities and Stockholder's Equity		
Collateralized agreements and financings:		
Securities sold under agreements to repurchase (includes $8,865 at fair value)	$	70,582
Securities loaned (includes $998 at fair value)		33,496
		104,078
Payables:		
Customers		18,263
Noncustomers		1,307
Brokers, dealers, and clearing organizations		3,972
Loans		3,394
		26,936
Financial instruments sold, but not yet purchased, at fair value		18,712
Other liabilities (includes $2,625 of obligation to return securities as collateral at fair value)		5,297
Total liabilities		155,023
Commitments, contingencies and guarantees		—
Subordinated liabilities		6,723
Stockholder's equity:		
Common stock, par value $1.00 per share. 2,000 shares authorized, issued, and outstanding		—
Additional paid-in capital		14,528
Accumulated deficit		(2,636)
Total stockholder's equity		11,892
Total liabilities and stockholder's equity	$	173,638

See accompanying notes to consolidated statement of financial condition.

(1) Organization

Deutsche Bank Securities Inc. (the Company) is a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), a wholly owned subsidiary of DB USA Corporation (DBUSA) (formerly the Taunus Corporation), which is a direct, wholly owned subsidiary of Deutsche Bank AG (the Bank), a German corporation. The Company is registered as a securities broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), and futures commission merchant (FCM) with the Commodities Futures Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), the National Futures Association (NFA) and other self regulatory organizations.

In its capacity as a broker-dealer and FCM, the Company clears securities and derivatives products for its customers, affiliates or itself on various exchanges of which the Company is a member. The Company provides trade execution services for a broad range of domestic and international clients and provides securities brokerage and investment advisory services to private clients and institutions. The Company provides a variety of capital raising, market making and brokerage services for its government, financial institution and corporate clients, including fixed income and equity sales and trading, emerging markets activities, equity market research and investment banking. The Company is also a primary dealer in U.S. government securities.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which have an impact on the Company's consolidated statement of financial condition as well as its liquidity.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. The most important of these estimates and assumptions relate to fair value measurements and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be different from these estimates.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries and other entities in which the Company has a controlling financial interest. The Company's policy is to consolidate all entities in which it owns more than 50% of the

outstanding voting stock unless it does not control the entity. The Company also consolidates any variable interest entities (VIEs) for which it is deemed to be the primary beneficiary. All material intercompany transactions and balances have been eliminated in consolidation.

In the normal course of business, the Company's operations may include significant transactions conducted with affiliated entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

At December 31, 2014, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate such values. Assets and liabilities recorded at fair value include cash equivalents, financial instruments owned, financial instruments sold, but not yet purchased and certain collateralized agreements and financings. Assets and liabilities recorded at contractual amounts that approximate fair value include certain collateralized agreements and financings, other receivables and payables and subordinated liabilities. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less.

(c) Cash and Securities Segregated for Benefit of Customers

Cash and securities segregated for benefit of customers include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated and held in separate accounts in accordance with Section 4d(2), Regulation 30.7 and Regulation 4(d)(f) of the Commodity Exchange Act (CEA).

(d) Financial Instruments

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are reflected in the consolidated statement of financial condition at fair value on a trade-date basis.

(e) Other Financial Assets and Financial Liabilities at Fair Value

In addition to financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value, the Company has elected to account for certain of its other financial assets and financial liabilities at fair value under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825-10 (*Fair Value Option*). The primary reasons for electing the fair

value option are to reflect economic events in earnings on a timely basis, to mitigate volatility in earnings from using different measurement attributes and to address simplification and cost-benefit considerations. Such financial assets and financial liabilities accounted for at fair value include certain collateralized agreements and financings and the debt related to consolidated VIEs.

(f) ***Fair Value Measurements***

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are recorded at fair value. In addition, the Company has elected to account for certain of its other financial assets and liabilities at fair value by electing the fair value option. The fair value of financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See note 3 for further information about fair value measurements.

(g) ***Collateralized Agreements and Financings***

Collateralized agreements and financings consist of the following:

- *Reverse Repurchase and Repurchase Agreements* – securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession or control of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

  As noted above, certain reverse repurchase and repurchase agreements are carried in the consolidated statement of financial condition at fair value under the fair value option. Reverse repurchase and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are generally classified within Level 2 of the fair value hierarchy.

  Reverse repurchase and repurchase balances with common counterparties, along with their respective interest receivables and payables, are reported net by counterparty, when applicable, pursuant to the provisions of ASC 210-20 (*Offsetting*). Net presentation is permitted when certain conditions are met including the existence of a legally enforceable master netting

agreement. At December 31, 2014, the Company's reverse repurchase and repurchase balances reflected approximately $24.5 billion of netting pursuant to ASC 210-20.

In accordance with ASC 860-30 (*Secured Borrowing and Collateral*), $45.9 billion of U.S. government securities are pledged as collateral under repurchase agreements which the counterparty is permitted to sell or repledge. Additionally, $50.7 billion of U.S. government and corporate securities have been pledged as collateral under agreements to repurchase for which the counterparty does not have the right to sell or repledge.

- *Securities Borrowed and Loaned* – securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Certain securities borrowed and loaned transactions are recorded at fair value under the fair value option. These securities borrowed and loaned transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within Level 2 of the fair value hierarchy.

Securities borrowed and securities loaned balances with common counterparties are reported net by counterparty when these contracts have explicit maturity dates, pursuant to the provisions of ASC 210-20. At December 31, 2014, the Company's securities borrowed and securities loaned balances reflected approximately $446.7 million of netting pursuant to ASC 210-20.

(h) Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2014, margin receivables and margin payables with the same customer are netted on the consolidated statement of financial condition in the amount of $9.6 billion. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

(i) Receivables and Payables – Noncustomers

Receivables from and payables to noncustomers include amounts due on cash and margin transactions of banks and broker dealers trading for their own account through the Company. These amounts

represent transactions made predominantly with affiliates. Securities owned by noncustomers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

(j) ***Payables – Loans***

Loans payable, are presented on the consolidated statement of financial condition at their outstanding unpaid principal balances. These loans are predominantly made with affiliates.

(k) ***Foreign Currency Translation***

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

(l) ***Share-Based Compensation***

The Bank has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with ASC 718 (*Share Based Payments*). Share-based employee awards that require future service are amortized over the relevant service period.

(m) ***Exchange Memberships***

Exchange memberships are recorded at cost, less impairment, and are included in other assets on the accompanying consolidated statement of financial condition.

(n) ***Property, Plant, and Equipment***

Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years. Buildings are depreciated on a straight-line basis over their estimated useful lives of 27 years. Leasehold improvements are amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

(o) ***Income Taxes***

The results of the Company's operations are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of Deutsche Bank AG New York Branch (DBNY). In addition, the Company files tax returns in certain states on a stand-alone basis. Pursuant to a tax sharing agreement, income taxes are computed on a separate company basis and the Company

is reimbursed on a current basis by an affiliate of DBNY for the value of any federal taxable losses of the Company.

The Company provides for income taxes on all transactions that have been recognized in the consolidated statement of financial condition in accordance with ASC 740, (*Income Taxes*). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets and liabilities are included in other assets and liabilities, respectively, on the consolidated statement of financial condition.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition.

(p) Variable Interest Entities

VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (i) the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders, (ii) the VIE's capital structure, (iii) the terms between the VIE and its variable interest holders and other parties involved with the VIE, (iv) which variable interest holders have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, (v) which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE and (vi) related party relationships. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events. The Company reassesses its determination of whether the Company is the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially alter the Company's assessment.

(Continued)

(q) ***Recent Accounting Developments***

Revenues (Topic 606) from Contracts with Customers. In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *"Revenue Recognition from Contracts with Customers"*. The amendments in this ASU affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The ASU's core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently assessing the impact of this ASU.

Compensation – Stock Compensation (Topic 718) - Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. In June 2014, the FASB issued ASU 2014-12, *"Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period"*. The amendments in this ASU require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation – Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. This ASU is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Adoption of this ASU is not expected to have a material impact on the Company's financial condition.

Transfers and Servicing (Topic 860) – Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. In June 2014, the FASB issued ASU 2014-11, *"Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures"*. This ASU aligns the accounting for repurchase-to-maturity transactions and repurchase agreements executed as a repurchase financing with the accounting for other typical repurchase agreements. Going forward, these transactions would

all be accounted for as secured borrowings. The guidance eliminates sale accounting for repurchase-to-maturity transactions and supersedes the guidance under which a transfer of a financial asset and a contemporaneous repurchase financing could be accounted for on a combined basis as a forward agreement, which has resulted in outcomes referred to as off-balance-sheet accounting. The amendments in the ASU require a new disclosure for transactions economically similar to repurchase agreements in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. It also requires expanded disclosures about the nature of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. This ASU is effective for public business entities for the first interim or annual period beginning after December 15, 2014. Adoption of this ASU will not impact the Company's financial condition.

(3) Fair Value Measurements

ASC 820 (Fair Value Measurement and Disclosures) defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard also prioritizes the inputs to valuation techniques used to measure fair value based on whether such inputs are observable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Quoted prices for identical instruments in active markets.

Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

The hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuation where possible. The Company defines active markets for

equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Credit risk is an essential component of fair value. Cash products (e.g., bonds) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The Company manages its exposure to credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Financial instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Instruments classified within Level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the Company holds a large position and a sale could possibly impact the quoted price. Certain financial instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Level 3 valuations are generally based on pending transactions, subsequent financing of issuer or comparable issuer and/or pricing models that generally includes at least one significant unobservable input involving management assumption such as property type differences, cash flows, performance, and other input.

The transaction price is typically used as the initial best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception links to the transaction price. This valuation is adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows. For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or nontransferability. Such adjustments are generally based on available market evidence where available. In the absence of such evidence, management's best estimate is used.

Management judgment is required to value financial instruments classified within Level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk-adjusted discount rate for financial instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the Company's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks. Due

(Continued)

to the level of management judgment and estimate used in the valuation of financial instruments included within Level 3 of the fair value hierarchy, it is possible that other market participants could determine a materially different estimate of fair value for such instruments.

The following are the different types of the Company's financial instruments and their related classification in the fair value hierarchy:

U.S. Treasury securities

U.S. Treasury bills, notes and bonds are classified as Level 1 of the fair value hierarchy and are valued based on quoted market prices in active markets. Treasury strips are generally categorized as Level 2 of the fair value hierarchy as they are typically valued based on pricing sources with reasonable level of price transparency or derived from a treasury curve.

U.S. Government agency obligations

U.S. agency securities comprise three main categories consisting of agency-issued debt, agency mortgage pass-through securities, and agency collateralized mortgage obligation (CMOs). Actively traded and quoted U.S. government agency securities are generally categorized in level 1 of the fair value hierarchy while less actively traded US government agency securities whereby the fair values are based upon model derived prices to quoted market prices and trade data for identical or comparable securities are generally categorized as level 2 of the fair value hierarchy. While agency-issued debt can be either Level 1 or Level 2 depending upon how they are valued (i.e., quoted prices versus model derived), agency mortgage pass through securities and agency CMOs, are valued based on broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and are generally categorized as Level 2.

Other mortgage-backed securities

Private label mortgage-backed securities are valued based on price or spread data obtained from observed transactions when position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Market standard models may be deployed to perform the valuation.

Private label mortgage-backed securities are generally categorized in level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Asset-backed securities

Asset-backed securities include, but are not limited to; securities backed by auto loans, credit card receivables, aircraft loans and student loans and are generally categorized within Level 2 of the fair value hierarchy. Valuations were determined using the Company's own trading activities for identical or similar instruments. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Other debt securities

Other debt securities consist mainly of corporate bonds (including High Yield bonds). Corporate bonds that are measured primarily based on pricing data from observed market transactions of comparable size adjusted for bond or credit default swap spreads are generally classified as Level 2. If pricing or spread data is not available, valuation techniques (i.e., cash flow models) with unobservable inputs are used and the securities are classified as Level 3.

Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange and are categorized as Level 1. Exchange-traded funds are classified as Level 1 if valuation is based upon prices from exchanges and Level 2 if valuation is based upon the fund's net asset value.

Non-exchange traded equity securities (i.e., private equity) are measured primarily using valuation prices observed for the subsequent financing or capital issuances by the Company and are categorized within Level 3 of the fair value hierarchy.

Derivatives

Derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange-traded derivatives are classified within Level 2 of the fair value hierarchy.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market.

The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within Level 3 of the fair value hierarchy. Where the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception is based on the transaction price. The valuations of these less liquid OTC derivatives are typically based on Level 1 and/or Level 2 inputs that can be observed in the market, as well as unobservable Level 3 inputs. Subsequent to initial recognition, the Company updates the Level 1 and Level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within Level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the Company cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

Commercial paper and money market funds

Commercial paper and money market fund are generally valued based on quoted prices. Those prices obtained from active markets would be classified as Level 1. Remaining positions that are quoted in less active markets or are model based with observable market inputs are generally are classified as Level 2.

State and municipal bond obligations

State and municipal bonds are measured based on prices observed for recently executed market transactions of comparable size and are generally categorized within Level 2 of the fair value hierarchy.

(a) ***Fair Value of Financial Instruments***

The following table sets forth the Company's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value (in millions):

		Assets	Liabilities
U.S. Treasury securities	$	14,172	10,419
U.S. Government agency obligations		13,727	309
Other mortgage backed securities		2,168	—
Asset backed securities		1,720	46
Other debt securities		4,963	2,114
Equities		4,175	4,400
Derivatives:			
Interest rate contracts		202	36
Credit contracts		—	49
Equity contracts		1,071	894
Forward contracts		416	445
Commercial paper and money market funds		451	—
State and municipal bond obligations		656	—
Total	$	43,721	18,712

(b) ***Recurring Fair Value Measurements***

The following table sets forth by level within the fair value hierarchy financial instruments owned, at fair value, including those pledged as collateral, financial instruments sold, but not yet purchased, at fair value and other financial assets and financial liabilities accounted for at fair value on a recurring basis and under the fair value option as of December 31, 2014 (in millions). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Counterparty netting	Total
Assets:					
Cash equivalents	$ 58	—	—	—	58
Securities segregated for benefit of customers	2,450	4,888	—	—	7,338
Collateralized agreements and financings	—	68,310	—	(24,915)	43,395
Financial instruments owned					
U.S. Treasury securities	10,791	3,381	—	—	14,172
U.S. Government agency obligations	—	13,727	—	—	13,727
Other mortgage backed securities	—	2,064	104	—	2,168
Asset backed securities	—	1,648	72	—	1,720
Other debt securities	—	4,359	604	—	4,963
Equities	3,634	526	15	—	4,175
Derivatives:					
Interest rate contracts	—	753	169	(720)	202
Credit contracts	—	1,883	—	(1,883)	—
Equity contracts	—	2,229	—	(1,158)	1,071
Forward contracts	317	99	—	—	416
Commercial paper and money market funds	—	451	—	—	451
State and municipal bond obligations	—	526	130	—	656
Total financial instruments owned	14,742	31,646	1,094	(3,761)	43,721
Securities received as collateral (included in other assets)	—	2,625	—	—	2,625
Total recurring fair value measurements	$ 17,250	107,469	1,094	(28,676)	97,137

		Level 1	Level 2	Level 3	Counterparty netting	Total
Liabilities:						
Collateralized agreements and financings	$	—	33,514	1,264	(24,915)	9,863
Financial instruments sold, not yet purchased:						
U.S. Treasury Securities		10,031	388	—	—	10,419
U.S. government agency obligations		—	309	—	—	309
Other mortgage backed securities		—	—	—	—	—
Asset backed securities		—	46	—	—	46
Other debt securities		—	2,065	49	—	2,114
Equities		4,309	91	—	—	4,400
Derivatives:						
Interest rate contracts		—	747	9	(720)	36
Credit contracts		—	1,932	—	(1,883)	49
Equity contracts		—	2,052	—	(1,158)	894
Forward contracts		348	97	—	—	445
Total financial instruments sold, not yet purchased		14,688	7,727	58	(3,761)	18,712
Obligation to return securities as collateral (included in other liabilities)		—	2,625	—	—	2,625
Total recurring fair value measurements	$	14,688	43,866	1,322	(28,676)	31,200

During the year ended December 31, 2014, the Company transferred exchanged traded funds (ETFs) that are categorized as Equities from level 2 to level 1 in the above table as a result of a change in valuing certain ETFs from net asset value in 2013 to quoted prices from the exchange in 2014. The fair value amount of ETFs transferred during 2014 from level 2 to level 1 included within Equities in financial instruments owned was $331.4 million while the fair value amount transferred included within Equities in financial instrument sold, but not yet purchased at fair value was $966.3 million.

Additionally, the Company transferred certain forward contracts with a fair value of $361.8 million at the time of transfer, which are included within derivatives in financial instruments owned, and $378.3 million, which are included within derivatives in financial instruments sold, but not yet purchased at fair value in the table above, from level 2 to level 1 in the fair value hierarchy. The transfers are due to a specific type of forward contract known as TBA (To Be Announced) forward contracts. In accordance with the Company's policy for determining fair value, the fair value of these forward contracts is determined using independent prices in conjunction to those positions that are considered very liquid with sufficient depth in the market. Accordingly, the Company believes these forward contracts should be classified as level 1 within the fair value hierarchy.

There were no other material transfers between level 1 and level 2 during the year ended December 31, 2014.

(c) *Level 3 Financial Assets/Financial Liabilities*

The table below presents the (1) valuation techniques and the nature of significant inputs generally used to determine the fair values of each type of level 3 financial asset/financial liability (in millions) and (2) the ranges of significant unobservable inputs used to value the Company's Level 3 financial assets/financial liabilities. These ranges represent the significant unobservable inputs that were used in the valuation of each type of financial asset/financial liability. The ranges of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one type of financial asset/financial liability. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the Company's Level 3 financial assets/financial liabilities.

	Level 3 at December 31, 2014					
	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range	
Collateralized agreements and financings	$ -	1,264	Discounted cash flow	Repurchase agreements rate	1%	3%
Financial instruments owned:						
Other mortgage backed securities	104	-	Market Comparables	Price	0%	99%
			Discounted cash flow	Credit spread	6%	6%
			Discounted cash flow	Yield	8%	15%
Asset backed securities	72	-	Market Comparables	Price	0%	99%
Other debt securities	604	49	Market Comparables	Price	0%	108%
			Discounted cash flow	Price	3%	79%
Equities	15	-	Market Comparables	Price	0%	62%
Derivatives:						
Interest rate contracts	169	9	Discounted cash flows	Constant prepayment rate (%)	2%	27%
State and municipal bond obligations	130	-	Market Comparables	Price	80%	111%
	$ 1,094	$ 1,322				

The price input is a significant unobservable input for certain fixed income instruments. For these instruments, the price input is based upon a percentage of the notional amount with a price of $100 being at par value and the fair value is determined using pricing data for comparable instruments. Securities that have embedded features and/or high coupons may be priced higher than par. The price input is also a significant unobservable input for certain equity securities with the range of inputs varying depending upon the type, number of shares, and other factors.

The yield comprises of a benchmark reference index depending on the asset being assessed, and a credit spread that reflects the credit quality of the exposure. Credit spread is relevant for fixed income and credit instruments with the ranges for the credit spread input varying across instruments.

The Constant Prepayment Rate is a significant unobservable input for certain interest rate contracts that are prepayment driven and have amortizing features.

The table below presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis (in millions). Level 3 instruments may be hedged with instruments classified in Level 1 and Level 2. As a result, the realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below do not reflect the related realized or unrealized gains and losses on hedging instruments that have been classified by the Company within the Level 1 and/or Level 2 categories. Additionally, both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

		Beginning Balance	Realized Gains (Losses)	Unrealized Gains (losses)	Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settlements	Ending Balance
Assets:											
Financial instruments owned:											
Other mortgage backed securities	$	342	(2)	(2)	15	(22)	52	(279)	-	-	104
Asset backed securities		184	9	9	1	(56)	40	(115)	-	-	72
Other debt securities		95	-	(17)	21	(5)	579	(24)	-	(45)	604
Equities		53	-			-	15	(41)	-	(12)	15
Derivatives:											
Interest rate contracts		195	123	(26)	-	-	-	-	-	(123)	169
State and municipal bond obligations		25	1	1	39	(13)	77	-	-	-	130
Total financial instruments owned		894	131	(35)	76	(96)	763	(459)	-	(180)	1,094
Total recurring fair value measurements	$	894	131	(35)	76	(96)	763	(459)	-	(180)	1,094
Liabilities:											
Collateralized agreements and financings	$	895	-	30	-	-	-	-	745	(406)	1,264
Financial instruments sold, not yet purchased:											
Other debt securities		7	-	-	42	-	-	-	-	-	49
Derivatives:											
Interest rate contracts		20	(2)	(11)	-	-	-	2	-	-	9
Total financial instruments sold, not yet purchased:		27	(2)	(11)	42	-	-	2	-	-	58
Total recurring fair value measurements	$	922	(2)	19	42	-	-	2	745	(406)	1,322

Beginning balance includes a restatement of $895 million of level 3 collateralized agreements and financings reported as level 2 in the prior year. This change was the result of unobservable repurchase agreement curves for certain collateralized agreements and financings and, therefore, classified as Level 3 within the fair value hierarchy. Additional beginning balance restatements consist of product type reclassifications which did not have a material impact to the overall figures reported in the above table.

(d) Financial Instruments Not Measured at Fair Value

Certain of the Company's financial assets and liabilities, such as various collateralized agreements and financings, are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

The fair value represents management's best estimate of fair value based on a number of assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization. For longer term debt such as subordinated liabilities, the Company uses carrying value as a best estimate of fair value given that the interest rates on such debt resets to market rates at regular and frequent intervals. For other longer term interest bearing payables, as a practical expedient, the Company uses carrying value as an estimate of fair value.

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value (in millions). The table excludes all non-financial instruments such as property, plant and equipment, tax assets and liabilities, and estimated accruals and provisions.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash	$ 758	758	—	—	758
Cash and securities segregated for benefit of customers	669	343	326	—	669
Collateralized agreements and financings	47,984	—	47,984	—	47,984
Receivables:					
Customers	1,558	—	1,558	—	1,558
Noncustomers	18,674	—	18,674	—	18,674
Brokers, dealers, and clearing organizations	4,730	—	4,730	—	4,730
Other assets	1,382	4	1,378	—	1,382
Liabilities:					
Collateralized agreements and financings	$ 94,215	—	94,215	—	94,215
Payables:					
Customers	18,263	—	18,263	—	18,263
Noncustomers	1,307	—	1,307	—	1,307
Brokers, dealers, and clearing organizations	3,972	—	3,972	—	3,972
Loans	3,394	—	2,239	1,155	3,394
Other liabilities	454	—	454	—	454
Subordinated liabilities	6,723	—	6,723	—	6,723

(Continued)

(e) Fair Value Option

The Company elected the fair value option for certain portfolios of collateralized agreements and financings. The election was made as the particular portfolios are risk-managed and reported for internal purposes on a mark-to-market basis. These portfolios are traded to make profits from movements in interest rates and the traders' performances are assessed on this basis. The portfolios are priced to related market interest rates according to the collateral type and duration of the contract. The net present value is calculated daily and is based on changes in certain market curves and spreads.

(f) Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivative contracts may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies, or indices.

Substantially all of the Company's derivative transactions are entered into for trading purposes, to facilitate customer transactions, or as a means of risk management of firm inventory positions. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. The Company does not apply hedge accounting under ASC 815 (*Derivatives and Hedging*) to any of its derivative contracts.

The following table sets forth the fair value and the number of the Company's derivative contracts by major product type on a gross basis as of December 31, 2014. Gross fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the Company's exposure (in millions, except number of contracts):

Derivative contract type		Derivative assets	Derivative liabilities	Notional amount	Number of contracts
Interest rate contracts	$	922	756	63,222	626
Credit contracts		1,883	1,932	32,078	2,027
Equity contracts		2,229	2,052	174,244	5,934
Futures contracts		-	-	35,134	121
Forward contracts		416	445	16,402	13,499
Subtotal		5,450	5,185	321,080	22,207
Counterparty netting (1)		(3,761)	(3,761)		
Total fair value	$	1,689	1,424		

(1) Represents the netting of receivable balances with payable balances for the same counterparty pursuant to ISDA agreements.

The Company generally enters into International Swaps and Derivative Association, Inc. (ISDA) master netting agreements or their equivalent with each of its counterparties, whenever possible. These master netting agreements provide protection in bankruptcy in certain circumstances and to further reduce default risk, the Company requires collateral, generally cash or securities in connection with its derivative transactions.

The following table presents information about the offsetting of derivative instruments and related collateral amounts (in millions). For information related to offsetting of collateralized agreements and financings, see note 4.

	Gross Amounts	Amounts Offset in the Statement of Financial Condition (1)	Net Amounts Presented in the Statement of Financial Condition	Collateral Received or Pledged (Including Cash)	Net Amount
Derivatives assets	$ 5,450	(3,761)	1,689	(1,689)	—
Derivatives liabilities	$ 5,185	(3,761)	1,424	(1,424)	—

(1) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

Credit Derivatives – the Company enters into credit derivatives, principally through credit default swaps (CDS), under which it provides counterparties protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. A majority of the Company's counterparties are banks, broker-dealers, insurance and other financial institutions, and monoline insurers. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of December 31, 2014 (in millions):

	Protection sold				
	Maximum potential payout/notional				Fair value
Credit ratings of the	Years to maturity				asset
reference obligation	Less than 1	1 – 5	Over 5	Total	(liability) (1)
Single-name credit default swaps:					
AA	—	5	10	15	(1)
BBB+	—	22	21	43	1
BBB	—	—	5	5	—
BBB-	—	49	6	55	—
Noninvestment grade	—	138	106	244	(71)
	—	214	148	362	(71)
Multi-name credit default swaps:					
Noninvestment grade	$	614	14,712	15,326	(1,743)
	—	614	14,712	15,326	(1,743)
Total return swaps:					
Noninvestment grade	—	—	—	—	
	—	—	—	—	—
Total protection sold	$ —	828	14,860	15,688	(1,814)

(1) Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The maximum potential amounts of future payments under credit derivatives contracts are based on the notional value of credit derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical experience. In addition, the maximum amount of future payments for credit protection sold has not been reduced for any cash collateral paid to counterparties. Payments under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that relates to credit exposures only is not possible.

Single-name and multi-name credit default swaps – A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium (typically quarterly) over the life of the contract and is protected for the period. The Company in turn will have to perform under a credit default swap if a credit event as defined under the contract occurs. Typical credit events include bankruptcy, dissolution, or insolvency of the referenced entity; failure to pay; the obligations of the referenced entity and restructuring of the obligations of the referenced entity. In order to provide an indication of the current payment status or performance risk of the credit default swaps, the external credit ratings, primarily Moody's credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Total return swaps – a total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

Purchased credit protection – for single-name and multi-name credit default swaps and total return swaps, the Company has purchased protection with a notional amount of $16.4 billion, compared with a notional amount of $15.7 billion of credit protection sold with identical underlying reference obligations. The purchase of credit protection does not represent the sole manner in which the Company risk manages its exposure to credit derivatives. The Company manages its exposure to these derivative contracts through a variety of risk mitigation strategies. Aggregate market risk limits have been established for credit derivatives, and market risk measures are routinely monitored against these limits. The Company may also recover amounts on the underlying reference obligation delivered to the Company under credit default swaps where credit protection was sold.

For the Company's OTC derivative contracts that are with related parties, there are no credit-risk-related contingent features in these contracts with provisions that require the Company to either settle immediately, or post additional collateral if its credit rating, or the credit rating of its affiliates, is downgraded.

(4) Securities Pledged as Collateral and Obligations to Return Collateral

The Company pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or re-pledged by the secured party are parenthetically disclosed in financial instruments owned, at fair value on the consolidated statement of financial condition.

In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the consolidated statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return those securities. At December 31, 2014, included in other assets and other liabilities on

the accompanying consolidated statement of financial condition was $2.6 billion resulting from these transactions.

At December 31, 2014, the Company has received collateral of $81.5 billion and $77.3 billion under agreements to resell and securities borrowed, respectively, of which $76.2 billion and $69.9 billion, respectively, has been re-pledged as collateral for repurchase transactions, securities lending transactions, to meet margin requirements at clearing organizations and to facilitate short sales of customers, noncustomers and the Company.

At December 31, 2014 in the normal course of business, the Company was in possession of collateral in the amount of $80.2 billion and $55.0 billion from customers and noncustomers, respectively, of which $4.9 billion and $35.1 billion, respectively, has been pledged for securities lending transactions, repurchase transactions and to facilitate short sales of customers, noncustomers and the Company.

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company also monitors the market value of the underlying securities as compared to the related receivable or payable and may require additional collateral where appropriate to ensure such transactions are adequately collateralized. The following table presents information about the offsetting of these instruments and related collateral amounts (in millions). For information related to offsetting of derivatives, see note 3(f).

		Gross Amounts	Amounts Offset in the Statement of Financial Condition (1)	Net Amounts Presented in the Statement of Financial Position	Collateral Received or Pledged (2)	Net Amount
Assets						
Collateralized agreements and financings						
Securities purchased under agreements to resell	$	64,117	(24,468)	39,649	(39,649)	—
Securities borrowed		52,177	(447)	51,730	(50,140)	1,590
Total		116,294	(24,915)	91,379	(89,789)	1,590
Liabilities						
Collateralized agreements and financings						
Securities sold under agreements to repurchase	$	95,050	(24,468)	70,582	(70,582)	—
Securities loaned		33,943	(447)	33,496	(32,924)	572
Total		128,993	(24,915)	104,078	(103,506)	572

(1) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

(2) Collateral received or pledged represents securities received or pledged and does not consist of any cash collateral.

(5) Securitization Activities and Variable Interest Entities

(a) Securitization Activities

The Company engaged in securitization activities related to residential mortgage loans and other types of financial assets. The Company may act as an underwriter of the beneficial interests that are sold to investors. The Company may also transfer financial assets into securitizations. The Company derecognizes transferred financial assets when it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization. The Company generally receives cash in exchange for transferred assets.

The Company may have retained interests in transferred financial assets. These retained interests would be classified as financial instruments owned, at fair value in the consolidated statement of financial condition and would be measured at fair value. At December 31, 2014, the Company had no retained interests in transferred financial assets.

(b) Variable Interest Entities

The Company, in the ordinary course of business, creates or transacts with entities that are considered VIEs. The Company also purchases and sells variable interests in VIEs which primarily issue mortgage-backed and other asset backed securities in connection with its market making activities and making investments in VIEs that hold performing and nonperforming debt, equity and other assets. The Company must evaluate its involvements in each VIE and determine whether it has a controlling financial interest in the VIE. For those VIEs where the Company determines that it has a controlling financing interest, it will consolidate the VIE. Substantially all of the consolidated assets of the VIE act as the collateral for the related consolidated liabilities.

The Company's variable interests in VIEs include senior and subordinated debt interests in mortgaged backed and asset backed securitization vehicles. The Company's exposure to the obligations of VIEs is generally limited to its interests in these entities. The Company has aggregated nonconsolidated VIEs based on the principal business activities. The following table sets forth (in millions) the carrying amounts of assets in nonconsolidated VIEs in which the Company holds variable interests and the Company's maximum exposure to loss. In accordance with ASC 860 (*Transfers and Servicing*) and ASC 810 (*Consolidation*), the following table includes nonconsolidated VIEs in which the Company holds variable interests (and to which the Company sold assets and has continuing involvement as of December 31, 2014) that were formerly considered Qualified Special Purpose Entities prior to the adoption of these standards.

	Fair value of variable interests held	Maximum exposure of debt interests
Commercial mortgages	$ 2,693	$ 2,693
Asset backed securities	577	577
Collateralized debt obligations	672	672
Residential mortgages	281	281
	$ 4,223	$ 4,223

The Company's maximum exposure to loss presented in the preceding table does not reflect the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests.

The following table sets forth the carrying amount (in millions) and classification of the assets and liabilities in consolidated VIEs, excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with its variable interests and, in accordance with ASC 810, excludes VIEs in which the firm holds a majority voting interest if (i) the VIE meets the definition of a business and (ii) the VIE's assets can be used for purposes other than the settlement of its obligations. The Company has aggregated consolidated VIEs based on principal business activity. Consolidated VIE assets and liabilities are presented after intercompany eliminations and include assets financed on a nonrecourse basis.

		Commercial Mortgage Backed Securities
Assets:		
Financial instruments owned, at fair value	$	48
Total assets	$	48
Liabilities:		
Payables - loans	$	19
Total liabilities	$	19

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2014 consist of the following (in millions):

		Receivable	Payable
Securities failed to deliver/receive	$	1,504	1,166
Payable to clearing broker		—	352
Receivable from/payable to clearing organizations		3,057	2,179
Other		169	275
	$	4,730	3,972

Payable to clearing broker primarily comprises payables for unsettled trades on a net basis. In addition, the Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis, the payable for which is also included in payable to clearing broker.

(7) Payables – Loans

The Company maintains a committed and uncommitted bank loan facility whereby it may borrow funds on an unsecured or secured basis from the Bank at various rates approximating the Federal Funds rate of interest. A fee is charged to the Company at a rate of .43% of the committed facility.

At December 31, 2014, all but $1.2 billion of the Company's borrowings, aggregating $3.4 billion, which are included in payables-loans in the accompanying consolidated statement of financial condition were with affiliates and were unsecured. At December 31, 2014, the weighted average interest rate on these borrowings was 2.28%. In addition, $2.2 billion of the borrowings were overnight or short-term.

(8) Other Assets and Other Liabilities

The significant components of the Company's other assets as of December 31, 2014 were as follows (in millions):

Securities received as collateral under ASC 860-30, at fair value	$	2,625
Receivables from affiliates		309
Accrued interest and dividends receivable		264
Investment in unconsolidated subsidiary		357
Syndicate receivables		154
Deferred tax assets		119
Current income tax receivable		94
Other		345
	$	4,267

(Continued)

The significant components of the Company's other liabilities as of December 31, 2014 were as follows (in millions):

Obligation to return securities received as collateral under ASC 860-30, at fair value	$	2,625
Accrued compensation and benefits		1,341
Accrued operating expenses		329
Payables to affiliates		254
Accrued interest and dividends payable		155
Current income tax liability		44
Other		549
	$	5,297

(9) Related-Party Transactions

The Company is involved in significant financing and other transactions, and has significant related-party balances with certain of its affiliates. Related party financing transactions are also discussed in notes 7 and 15.

Related-Party Assets and Liabilities

The following table sets forth assets and liabilities with related parties as of December 31, 2014 (in millions):

Assets:		
Cash and cash equivalents	$	599
Cash and securities segregated for benefit of customers		303
Securities purchased under agreements to resell		22,877
Securities borrowed		1,169
Financial instruments owned, at fair value		221
Receivable from customers		41
Receivable from noncustomers		18,244
Receivable from brokers, dealers, and clearing organizations		415
Other assets		3,155
	$	47,024

Liabilities:		
Securities sold under agreements to repurchase	$	51,827
Securities loaned		31,169
Payable to customers		1,161
Payable to noncustomers		827
Payable to brokers, dealers, and clearing organizations		534
Payables – loans		2,218
Financial instruments sold, but not yet purchased, at fair value		103
Other liabilities		2,968
Subordinated liabilities		6,723
	$	97,530

(10) Off Balance Sheet Risk and Concentrations of Credit Risk

(a) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

(b) Credit Risk

The Company acts as a dealer of securities in the global capital markets and, consequently, has credit risk for the timely repayment of principal and interest regarding its holdings of securities. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed

necessary. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies.

The notional amounts of contractual commitments do not represent exposure to credit risk. Credit risk associated with futures contracts is limited since all transactions are guaranteed by the exchange on which they are traded and daily cash settlements by all counterparties are required for changes in the market value of open contracts. The Company's purchased exchange issued options also possess low credit risk due to guarantee of performance by the issuing exchange. Negotiated contractual commitments, such as forwards, and certain OTC options possess greater exposure to credit risk since cash settlement is not always required on a daily basis, and therefore, counterparty credit quality and the value of pledged collateral are essential elements in controlling the Company's risk.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Company regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial institutions, which are economically and geographically diverse. The Company monitors credit risk on both an individual and group counterparty basis. The Company minimizes this risk through credit reviews, approvals, trading limits, and monitoring procedures.

(c) Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems and personnel or from external events. Operational risk includes legal risk but excludes business events and reputational risk. The Company categorizes operational risk among the following specialist risk types: Transaction Processing, Tax, Compliance, Regulatory, Financial Reporting/Recording, Vendor, Information Technology, Staff, Business Continuity, Fiduciary Service, Real Estate, Security, Origination and Execution.

Operational risks may disrupt the Company's businesses which face risk arising from errors, inadvertent or intentional, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted. The Company's businesses are highly dependent on the ability to process, on a daily basis, a large number of transactions across numerous and diverse markets with certain transactions increasing in complexity. Consequently, there is heavy reliance on the Company's financial, accounting and other data processing systems. If any of these systems do not operate properly, or are disabled, the Company could suffer financial loss, a disruption of its businesses, liability to clients, regulatory intervention and \ or reputational damage.

(Continued)

Manual processes to supplement the current systems environment are also considered as a factor when reviewing operational risk.

While contingency plans are in place, the Company's ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports its businesses and the communities in which they are located. This may include a disruption due to terrorist activities, disease pandemics, as well as disruptions involving electrical, communications, transportation or other services used by the Company or counterparts with whom the Company conducts business.

(11) Commitments and Contingencies

(a) Commitments

Underwriting Commitments – in the normal course of business, the Company enters into underwriting transactions. There were no commitments relating to such underwritings open at December 31, 2014.

Letters of Credit – the Company has $1.2 billion of uncommitted facilities with external banks permitting borrowing on an unsecured and secured basis. As of December 31, 2014, $100,000 of this facility was utilized for letters of credit posted as margin to clearing organizations and none was utilized for other operational purposes.

Forward Secured Financings – the Company had commitments to enter into forward secured financing transactions, including certain reverse repurchase agreements of $7.9 billion and repurchase agreements of $23.5 billion as of December 31, 2014.

Customer Margin Financing – the Company's prime brokerage business enters into term margin agreements with selected customers covering the Company's collateralized margin lending activities. Term margin agreements are formal conditional commitments between the Company and the customer whereby the Company agrees not to change the terms of its agreement without providing a specific notice period. At December 31, 2014, the Company did not have an obligation to its customers to fund incremental debit balances of their accounts above the current debit balance amounts.

Leases – the Company has entered into various noncancelable lease agreements for premises and equipment that expire through 2023. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental commitments under noncancelable leases with initial or remaining terms exceeding one year as of December 31, 2014 are presented below (in millions):

Year ending:		
2015	$	11.1
2016		10.8
2017		8.9
2018		7.7
2019		7.9
2020 and thereafter		29.0
Total	$	75.4

Other Commitments – other compensation related commitments of the Company totaled $73.9 million as of December 31, 2014.

(b) Contingencies

The Company operates in a legal and regulatory environment that exposes it to significant legal risks. As a result, the Company is involved in litigation, arbitration and regulatory proceedings in the ordinary course of business that claim substantial damages.

In accordance with ASC 450 (*Loss Contingencies*), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits, regulatory proceedings and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which event no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these matters and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company. The actions against the Company as of December 31, 2014 include, but are not limited to, the following (listed in alphabetical order):

Amegy Bank v. DB Alex. Brown

On March 18, 2014, a civil judgment was entered in the Middle District of Florida against the Company, and in favor of Amegy Bank (Amegy). Amegy alleged that the Company converted Amegy's collateral when a DB private client, through the Company, sold securities the client had pledged to Amegy as collateral for a loan. The Company has filed an appeal.

Auction Rate Securities

The Bank and the Company, including a division of the Company, have been named as defendants in twenty-three actions asserting various claims under the federal securities laws and state common law arising out of the sale of auction rate securities (ARS). Of those twenty-three actions, two are pending and twenty-one have been resolved or dismissed with prejudice, including two putative class actions.

BMY/Charter Litigation

On December 8, 2014, the United States Department of Justice (DOJ) filed a civil complaint against, among others, the Company, the Bank, and the Parent (collectively referred to in this section as Deutsche Bank), alleging that Deutsche Bank owes more than $190 million in taxes, penalties, and interest relating to two transactions that occurred between March and May 2000. The DOJ's case arises out of Deutsche Bank's March 2000 acquisition of Charter Corp. (Charter) and its subsequent sale in May 2000 of Charter to an unrelated entity called BMY Statutory Trust. Charter's primary asset, both at the time of purchase by Deutsche Bank and sale to BMY Statutory Trust, was Meyers Squibb Company (BMY) stock. When the BMY stock was sold, it triggered a large capital gains tax which BMY Statutory Trust allegedly failed to pay. Relying on certain theories, including fraudulent conveyance, the DOJ is now seeking to recoup from Deutsche Bank the taxes, plus penalties and interest, allegedly owed by BMY Statutory Trust. The matter is in the early stages.

Corporate Securities Matters

The Company regularly acts in the capacity of underwriter and sales agent for debt and equity securities of corporate issuers and is from time to time named as defendant in litigation commenced by investors relating to those securities.

The Company, along with numerous other financial institutions, has been sued in the United States District Court for the Southern District of New York in various actions in its capacity as underwriter and sales agent for debt and equity securities issued by American International Group, Inc. (AIG) between 2006 and 2008. The consolidated complaint alleges, among other things, that the offering documents failed to reveal that AIG had substantial exposure to losses due to credit default swaps,

that AIG's real estate assets were overvalued, and that AIG's statement of financial condition did not conform to US GAAP. Fact discovery is complete. On October 7, 2014, the court granted preliminary approval to a proposed settlement of the action in which AIG is providing consideration for the settlement. Approval of the settlement will result in the Company being released of all claims. The hearing on the fairness of the settlement has been scheduled for March 20, 2015.

The Company, along with numerous other financial institutions, was named as a defendant in a putative class action lawsuit pending in the United States District Court for the Southern District of New York relating to alleged misstatements and omissions in the registration statement of General Motors Company (GM) in connection with GM's November 18, 2010 initial public offering (IPO). The Company acted as an underwriter for the offering. On September 4, 2014, the court dismissed all of the plaintiffs' claims with prejudice. The court also denied plaintiffs' request for leave to further amend the complaint. The plaintiffs have filed an appeal. The underwriters, including the Company, received a customary agreement to indemnify from GM as issuer in connection with the offerings, upon which they have notified GM that they are seeking indemnity.

Credit Default Swaps Information Market

On July 1, 2013, the European Commission (EC) issued a Statement of Objections (the SO) against the Bank, including the Company, Markit Group Limited (Markit), ISDA, and twelve other banks alleging anti-competitive conduct under Article 101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the EEA Agreement). The SO sets forth preliminary conclusions of the EC that (i) attempts by certain entities to engage in exchange trading of unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, and (ii) the conduct of Markit, ISDA, the Bank and the twelve other banks constituted a single and continuous infringement of Article 101 of the TFEU and Article 53 of the EEA Agreement. If the EC finally concludes that infringement occurred, it may seek to impose fines and other remedial measures on the Bank, including the Company, Markit, ISDA and the twelve other banks. The Bank, along with certain affiliates, including the Company, filed a response contesting the EC's preliminary conclusions in January 2014. The Bank and other SO addressees presented orally the key elements of their responses at an oral hearing in May 2014. Following the oral hearing, the EC announced its intention to carry out a further investigation of the facts.

In addition, a multi-district civil class action is currently pending in the United States District Court for the Southern District of New York against the Bank, including the Company, and numerous other CDS dealer banks, as well as Markit and ISDA. Plaintiffs filed a second consolidated amended class action complaint on April 11, 2014 alleging that the banks conspired with Markit and ISDA to prevent the establishment of exchange traded CDS, with the effect of raising prices for over-the-counter CDS transactions. Plaintiffs seek to represent a class of individuals and entities located in the

United States or abroad who, during a period from January 1, 2008 through December 31, 2013, directly purchased CDS from or directly sold CDS to the dealer defendants in the United States. Defendants moved to dismiss the second consolidated amended class action complaint on May 23, 2014. On September 4, 2014, the court granted in part and denied in part the motion to dismiss. Discovery on plaintiffs' remaining claims is ongoing.

Dole Food Company Matter

The Company and an affiliate of the Company have been named as co-defendants in a class action pending in Delaware Court of Chancery that was brought by former shareholders of Dole Food Company, Inc. (Dole). Plaintiffs allege that defendant David H. Murdock and certain members of Dole's board and management (who are also named as defendants) breached their fiduciary duties, and the Company and its affiliate aided and abetted in those breaches, in connection with Mr. Murdock's privatization of Dole, which closed on November 1, 2013 (the Transaction). On February 5, 2015, the Delaware Court of Chancery denied the motion for summary judgment of the Company and its affiliate. Trial in this matter commenced on February 23, 2015.

Green Mountain (Stiller)

The Company has been named in a FINRA arbitration complaint filed by Robert Stiller, former CEO, President and Chairman of Green Mountain Coffee Roasters (GMCR) alleging that GMCR stock was wrongfully liquidated from his Margin Accounts. Stiller makes several claims including breach of contract and duty of good faith and seeks monetary damages of no less than $300 million. The Company believes Stiller's claims are meritless and intends to vigorously defend the litigation.

High Frequency Trading

The Company has received requests for information from certain regulatory authorities related to high frequency trading. The Company is cooperating with these requests. An affiliate of the Company was initially named as a defendant in putative class action complaints alleging violations of U.S. securities laws related to high frequency trading, but in their consolidated amended complaint filed September 2, 2014, the plaintiffs did not include the affiliate as a defendant.

Interbank Offered Rates

On May 20, 2013, plaintiff Salix Capital US Inc. (Salix), on their own behalf and as assignee of the Frontpoint Funds, filed a complaint alleging that the Bank and the Company, along with various other financial institutions, conspired to manipulate LIBOR for the period from August 2007 to May 2010. On October 6, 2014, Salix filed its Second Amended Complaint and plaintiffs Principal Funds, Inc.,

Principal Variable Contracts Funds, Inc., Principal Financial Group, Inc., Principal Financial Services, Inc. and Principal Life Insurance Company filed Amended Complaints asserting similar allegations against the Bank, and adding the Company as a defendant. On November 5, 2014, defendants moved to dismiss these complaints.

MF Global Litigations

The Company, along with numerous other securities firms and individuals, has been named as an underwriter defendant in a consolidated class action lawsuit pending in the United States District Court for the Southern District of New York relating to certain debt and equity securities issued by MF Global Holdings Ltd. The lawsuit alleges material misstatements and omissions in a registration statement and prospectuses.

On November 25, 2014, the Company and certain other settling underwriter defendants executed a Stipulation and Agreement of Settlement and Dismissal with the lead plaintiffs in the Class Action (the Class Action Settlement). On December 12, 2014, the Court preliminarily approved the Class Action Settlement and scheduled a final approval hearing for June 26, 2015.

On November 25, 2014, the Company also executed a Settlement Agreement and General Release in AG Oncon, et al. v. Corzine et al. (the AG Oncon Action). The AG Oncon Action, which was consolidated with the Class Action for pretrial purposes, was an individual action that asserted claims against the Company that were substantially similar to those asserted in the Class Action. On January 5, 2015, in accordance with the Settlement Agreement and General Release in the AG Oncon Action, the court entered a judgment dismissing with prejudice all claims against the Company and certain other settling underwriter defendants.

Mortgage-Related and Asset Backed Securities Matters

The Company, along with certain affiliates (collectively referred to in this section as Deutsche Bank), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations, other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as a defendant in a civil action brought by the Commonwealth of Virginia asserting claims for fraud and breach of the Virginia Fraud Against Taxpayers Act as a result

of purchases by the Virginia Retirement System (VRS) of RMBS underwritten by the Company. The Company is one of thirteen financial institutions named as defendants. The complaint alleges damages of $1.15 billion in the aggregate against all defendants but does not specify the damages sought from each defendant. The action was originally filed under seal by a private party and was unsealed on September 16, 2014, after the Attorney General for Virginia decided to intervene in the action. The case is in the early stages, and the Company is contesting VRS's assertion that the Virginia state court can exercise personal jurisdiction over it.

Deutsche Bank has been named as defendant in numerous other civil litigations in connection with its roles in offerings of RMBS and other asset-backed securities. These cases, described below, include putative class action suits and actions by individual purchasers of securities. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by IndyMac MBS, Inc. On September 8, 2014, Deutsche Bank, certain other financial institution defendants and lead plaintiffs executed a stipulation to settle the action. On September 30, 2014, the court issued an order certifying the class for settlement and approving notice to the class. On February 23, 2015, the court issued an order approving the settlement and dismissing the action. Under the settlement, all settling defendants paid a total of $340 million. The settlement amount was not materially different than the amount reserved.

Deutsche Bank is a defendant in a putative class action relating to its role, along with other financial institutions, as underwriter of RMBS issued by Novastar Mortgage Corporation. On February 4, 2015, the court issued an order vacating its prior decision that had dismissed five of six RMBS offerings from the case. The court ordered the plaintiffs to amend the operative complaint to include the previously dismissed offerings. Discovery in the action, which had been stayed while the plaintiffs' motion had been pending, will now resume.

On December 18, 2013, the United States District Court for the Southern District of New York dismissed the claims against Deutsche Bank in a putative class action relating to RMBS issued by Residential Accredit Loans, Inc. and its affiliates.

Deutsche Bank is a defendant in various non-class action lawsuits and arbitrations by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Aozora Bank, Ltd., Commerzbank AG, the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of

(Continued)

San Francisco, the Federal Home Loan Bank of Seattle, Knights of Columbus, Mass Mutual Life Insurance Company, Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported assignee of claims of a special purpose vehicle created to acquire certain assets of Fortis Bank), Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), Texas County & District Retirement System and The Charles Schwab Corporation.

On December 15, 2014, pursuant to a confidential settlement agreement executed on December 9, Landesbank Baden-Württemberg dismissed with prejudice the action it had filed against Deutsche Bank. The financial terms of the settlement are not material to Deutsche Bank.

On December 18, 2014, a stipulation was filed dismissing with prejudice claims brought against Deutsche Bank by Massachusetts Mutual Life Insurance Company relating to two offerings issued by entities affiliated with Countrywide Financial Corporation (Countrywide). Deutsche Bank's understanding is that the dismissal with respect to these offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank remains a defendant in separate litigation brought by Mass Mutual Life Insurance Company relating to certificates not issued by entities affiliated with Countrywide.

On January 14, 2015, the court granted Deutsche Bank's motion to dismiss the action brought against it by Aozora Bank, Ltd., relating to a collateralized debt obligation identified as Blue Edge ABS CDO Ltd. On February 17, 2015, Aozora Bank, Ltd. filed a motion to reargue, or, in the alternative, to file an amended complaint. Deutsche Bank will oppose the motion.

Pursuant to a confidential settlement agreement dated January 15, 2015, John Hancock Life Insurance Company (U.S.A.) and affiliates agreed to dismiss with prejudice the action they had filed against Deutsche Bank. The financial terms of the settlement are not material to Deutsche Bank.

In the actions against Deutsche Bank solely as an underwriter of other issuers' RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now, or may in the future be, in bankruptcy or otherwise defunct.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert claims against the Company in connection with various RMBS offerings and other related products to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

STS Partners Fund, LP and Burgess Creek Master Fund Ltd.

On October 22, 2014, plaintiffs STS Partners Fund, LP and Burgess Creek Master Fund Ltd. commenced an action in New York State Supreme Court against the Company and another affiliate of the Bank, as well as Wells Fargo Bank, N.A., seeking $15 million of alleged damages plus punitive damages and costs and fees in connection with the termination of a resecuritization of residential mortgage-backed securities. Plaintiffs allege that defendants improperly terminated the resecuritization and that plaintiffs, who owned certain interest-only certificates in the resecuritization, were injured as a consequence. The litigation is in the early stages.

Tax-Related Litigation

The Bank, along with certain affiliates, including the Company, and current and/or former employees (collectively referred to in this section as Deutsche Bank), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service (IRS) has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the IRS. The legal proceedings are pending in state and federal courts, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Numerous legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. A number of other legal proceedings have been filed and remain pending against Deutsche Bank and are currently at various pre-trial stages, including discovery. Deutsche Bank has received and resolved a number of unfiled claims as well. Deutsche Bank does not expect these pending legal proceedings to have a significant effect on its financial position or profitability.

Trust Preferred Securities

The Bank and certain of its affiliates and officers, including the Company, were the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by the Bank and its affiliates between October 2006 and May 2008. The court dismissed the plaintiffs' second amended complaint with prejudice, which was

affirmed by the United States Court of Appeals for the Second Circuit. On July 30, 2014, the plaintiffs filed a petition for rehearing and rehearing en banc with the Second Circuit, which was denied on October 16, 2014. Plaintiffs have filed a petition for a writ of certiorari seeking review by the United States Supreme Court.

(12) Obligations under Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a covered party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under ASC 460 (*Guarantees*). Such derivative contracts include certain written options, contingent forward contracts and credit default swaps. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. In order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Company also provides guarantees to securities and derivatives clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its

(Continued)

obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried on the consolidated statement of financial condition as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

The Company utilizes Pershing LLC (Pershing), a nonaffiliated broker-dealer, as its clearing agent for general securities brokerage transactions. Pershing carries the cash and margin accounts for the Company's retail brokerage customers on a fully disclosed basis. The Company is responsible for the initial and any subsequent margin requirement for any transaction in the event a customer of the Company were to fail to fulfill its obligation to Pershing. The Company is secured by assets in the customer's account. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

The table below summarizes certain information regarding the Company's credit default swap derivative contracts that meet the definition of a guarantee as of December 31, 2014 (in millions):

		Maximum potential payout/ notional years to maturity					
Type of guarantee		**Less than 1**	**1 – 5**	**Over 5**	**Total**	**Amount of asset/ (liability)**	**Collateral/ recourse**
Notional amount of derivative contracts	$	—	828	14,859	15,687	(1,814)	—
Financial guarantees issued		—	1,994	—	1,994	(1,994)	—

(13) Retirement Plans

(a) Defined Benefit Pension Plan

Along with other affiliates of DBAH, the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax qualified, noncontributory defined benefit cash account pension plan that

covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base salary plus bonus amounts up to 75% of base salary up to limits established by the Internal Revenue Service (IRS). Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30 year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Security Act of 1974 minimum funding requirements.

(b) Defined Contribution Plan

The Company participates, together with other affiliates of DBAH in a tax qualified 401(k) plan (Deutsche Bank Matched Savings Plan). Through June 30, 2014, participants were allowed to contribute from 1-20%. Through June 30, 2014, participants were allowed to contribute from 1-20% of their eligible compensation on a before-tax and/or after-tax basis, up to IRS limits. As of July 1, 2014, participants are allowed to contribute up to 40% of their eligible compensation on a before-tax and/or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired, rehired or localized on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation, up to the IRS annual compensation maximum. In addition, participants hired, rehired or localized on or after January 1, 2005 are eligible for fixed contributions. Participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

(c) Share Based Compensation

The Company participates in the Deutsche Bank Equity Plan and the Global Share Purchase Plan, where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specified future dates. The vesting period of the awards is generally from three years to four and a half years.

The Bank adopted guidance in accordance with ASC Topic 718 effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, ASC Topic 718 applies to new awards and to awards modified, repurchased, or canceled after the required effective date.

The Bank enters into call options, indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards for year ended December 31, 2014, the

Company was allocated a gain of approximately $90.7 million related to its portion of the overall net gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. These amounts have been reflected as an adjustment to the Company's paid-in capital in excess of par value.

(d) Cash Retention Plan

The Company participates in the DB Restricted Incentive Plan, a cash retention plan of the Bank, under which Restrictive Incentive Awards ("RIA") are granted as deferred cash compensation. The RIA consists of three tranches each amounting to one third of the grant volume. It is subject to a three-year pro-rata vesting period during which time specific forfeiture conditions apply. In line with regulatory requirements this plan includes performance-indexed clawback rules for the most senior employees. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment. .

(14) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2014 were as follows (in millions):

Deferred tax assets:	
Deferred book gain	81
Depreciation	27
State and local tax net operating losses	26
Investment in securities	21
Litigation and other reserves	17
Pension and post retirement benefits	3
Charitable contribution carryforward	2
Nondeductible interest expense	1
Other	4
Gross deferred tax assets	182
Valuation allowance	(2)
Deferred tax assets, net of valuation allowance	180
Deferred tax liabilities:	
Accrued rental expense	(61)
Gross deferred tax liabilities	(61)
Net deferred tax assets	$ 119

During 2013, the Company executed an addendum to the tax sharing agreement whereby it was reimbursed

for its federal temporary differences in the amount of $867.1 million by an affiliate of DBNY. Additionally in 2014, the Company was reimbursed for the federal temporary differences in the amount of $15.2 million. Therefore, the cumulative reimbursement for the temporary differences as of December 31, 2014 is $882.3 million. In the absence of such addendum, the Company's net deferred tax asset position as of December 31, 2014 would have been $1.0 billion.

The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. The realization of the Company' net deferred tax assets are also impacted by the Bank's various strategic initiatives.

In accordance with ASC 740, a reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2014	$	56
Additions based on tax positions related to the current year		—
Additions for tax positions of prior years		14
Reductions for tax positions of prior years		(20)
Settlements		(6)
Balance at December 31, 2014	$	44

The effect of the unrecognized tax benefits of $28.7 million, if recognized, would impact the effective tax rate of the Company.

The Company and its subsidiaries remain subject to income tax examinations in certain U.S. state and local jurisdictions for years after 2004, and the U.S. federal jurisdiction, for years after 2006.

Pursuant to ASC 718, excess tax benefits are recognized as additional paid-in capital in the period the benefit is realized. The write-off of a deferred tax asset related to a tax deficiency is first offset against any existing additional paid-in capital that resulted from previously realized excess tax benefits from previous awards accounted for in accordance with ASC 718. During 2014, a tax shortfall of $16.2 million occurred, which was a result of the tax deduction being less than the cumulative book compensation cost. This is reflected as a decrease in stockholder's equity and the Company's pool of tax benefits (APIC pool).

(15) Subordinated Liabilities

The Company has a subordinated loan agreement with its Parent under which it borrowed $6.7 billion. This subordination agreement, which has an initial maturity date of September 25, 2016, has been approved by FINRA and qualifies as regulatory capital for the purpose of computing net capital under SEC Rule 15c3-1. To the extent that the outstanding subordinated liability is required for the Company's continued compliance with its net capital requirements, the subordinated liability may not be repaid.

The subordinated loan agreement requires the payment of interest at floating rates based on the London Interbank Offered Rate plus 85 basis points. At December 31, 2014, the interest rate on this facility was 1.10%. The Company must obtain the approval of FINRA prior to any additional subordinated borrowings or repayments.

(16) Regulatory Requirements

SEC Uniform Net Capital Rule

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1.5 million, 2% of aggregate debit balances arising from customer securities transactions, as defined, or the CFTC minimum net capital requirement, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2014, the Company had net capital of $10.8 billion, which was 53.93% of aggregate debit balances, and $10.0 billion in excess of required minimum net capital.

SEC Customer Protection Rule

The Company is also subject to the SEC's Customer Protection Rule (15c3-3) which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2014, the Company had $7.3 million of cash and $3.5 billion of U.S. Government securities segregated in the special reserve bank account.

As a clearing broker and in accordance with SEC Rule 15c3-3, the Company computed a reserve requirement for the proprietary accounts of broker-dealers (PAB). As of December 31, 2014, the Company had $2.5 million of U.S. Government securities segregated in a special reserve bank account for such requirement.

Commodity Exchange Act - Regulated Commodities and Cleared OTC Derivatives

The Company, in accordance with the CEA, is required to segregate and hold in separate accounts all monies, securities, and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities and cleared OTC derivatives.

As of December 31, 2014, for customers trading on U.S. commodity exchanges, pursuant to Section 4d(2) of the CEA, segregated funds exceeded such requirement by $540.1 million.

As of December 31, 2014, for customers trading on commodity exchanges located outside of the U.S., pursuant to Regulation 30.7 of the CFTC, the Company held funds in separate accounts that exceeded such requirement by $233.4 million.

Also, as of December 31, 2014, for customers transacting cleared swaps, pursuant to Section 4d(f) of the CEA, segregated funds exceeded such requirement by $289.3 million.

(17) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2014 that would require recognition or disclosure in these financial statements through February 27, 2015, which is the date these financial statements were available to be issued. No such transactions required recognition or disclosure in the financial statements for the year ended December 31, 2014.